UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Blue Line Protection Group, Inc.

 (Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

0956BQ107

 (CUSIP Number)

Ernest J. Panasci

c/o Stinson Leonard Street LLP

6400 S. Fiddlers Green Circle, Suite 1900

Greenwood Village, CO 80111

(303) 376-8402

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0956BQ107

1	NAMES OF REPORTING PERSONS ALJACBL 1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by each Reporting Person with	7	SOLE VOTING POWER 7,117,117
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,117,117
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,117,117
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.76%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 0956BQ107

1	NAMES OF REPORTING PERSONS CGDK LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by each Reporting Person with	7	SOLE VOTING POWER 7,117,117
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,117,117
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,117,117
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.76%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.  Security and Issuer:

Common Stock, $0.001 par value

Blue Line Protection Group, Inc., a Nevada corporation

Address:

1350 Independence St.

Lakewood, CO 80215

Item 2.  Identity and Background:

ALJACBL 1, LLC

CGDK LLC

Addresses:

ALJACBL 1, LLC

700 17th Street, Suite 100

Denver, CO 80202

CGDK LLC

8923 N. Martingale Rd.

Paradise Valley, AZ 85253

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:  See Item 6 of Cover Page

Item 3.  Source and Amount of Funds or Other Consideration:

N/A.

Item 4.  Purpose of Transaction:

All of the Reporting Persons hold the shares of common stock for investment purposes. None of the Reporting Persons have present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer:  See Item 11 of Cover Page

Number of Shares as to which such person has:

(i)    Sole power to vote or to direct the vote:  See Item 7 of Cover Page

(ii)   Shared power to vote or direct the vote:  See Item 8 of Cover Page

(iii)  Sole power to dispose or to direct the disposition of:  See Item 9 of Cover Page

(iv)  Shared power to dispose or to direct the disposition of:  See Item 10 of Cover Page

Aggregate Amount Beneficially Owned by Each Reporting Person:  See Item 11 of Cover Page

Percent of Class Beneficially Owned:  See Item 13 of Cover Page

No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None.

Item 7.  Material to be Filed as Exhibits:

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2015	ALJACBL 1, LLC

By: /s/ Scott Jackson
Scott Jackson, Manager

CGDK LLC

By: /s/ Christopher Galvin
Christopher Galvin, Manager

Exhibit 99.1

Joint Filing Agreement

The undersigned agree that the foregoing Statement on Schedule 13D, dated August 7, 2015, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

August 7, 2015	ALJACBL 1, LLC

By: /s/ Scott Jackson
Scott Jackson, Manager

CGDK LLC

By: /s/ Christopher Galvin
Christopher Galvin, Manager